UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eiger BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28249U105

(CUSIP Number)

Columbia Management Investment Advisers

Attn: Matthew Rich

290 Congress Street

Boston, MA 02210

Tel: (617) 385-9572

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28249U105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ameriprise Financial, Inc. IRS No. 13-3180631
2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,788,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,048,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,048,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 28249U105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,788,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,046,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,046,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.74%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 28249U105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seligman Tech Spectrum Offshore Fund
2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,791,045
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,791,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 28249U105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Seligman Technology and Information Fund IRS No. 13-3154449
2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a)  ☐        (b)  ☒*

*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,319,150
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,319,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.83%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1. Security and Issuer

This statement on schedule 13D (this “statement”) relates to the shares of common stock, $0.001 par value share (“common stock”), of Eiger Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2155 Park Boulevard, Palo Alto, CA 94306.

Item 2. Identity and Background

(a)

This statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (“CMIA”), (3) Seligman Tech Spectrum Offshore Fund, an exempted company incorporated in the Cayman Islands (“Offshore Fund”) and (4) Columbia Seligman Technology and Information Fund, a series of Columbia Funds Series Trust II, a Massachusetts business trust (“Tech Fund” and, with AFI, CMIA, and the Offshore Fund, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

(b)

The business address for AFI is 145 Ameriprise Financial Center, Minneapolis, MN 55474. The business address for CMIA and the Tech Fund is 290 Congress St, Boston, MA 02010. The business address for the Offshore Fund is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

The name and principal occupation of each director and executive officer of AFI, CMIA and the Tech Fund are set forth on Schedule A. The name and principal occupation of each director of the Offshore Fund are also set forth on Schedule A. The Offshore Fund does not have any officers. All persons listed on Schedule A are, collectively, the “Control Persons” of the Reporting Persons.

(c)

The principal business of the Offshore Fund is serving as a private investment fund formed for the goal of seeking absolute returns through a combination of investments, predominantly in the technology market. The principal business of Tech Fund is serving as a registered investment company which seeks to provide shareholders with capital gain. The principal business of CMIA is acting as investment adviser to various investment funds and accounts, including the Offshore Fund and the Tech Fund. AFI is a financial services firm that serves as the sole owner and parent company of CMIA.

(d)	None of the Reporting Persons or Control Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

None of the Reporting Persons or Control Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

AFI is a Delaware corporation. CMIA is a Minnesota limited liability company. The Offshore Fund is an exempted company incorporated in the Cayman Islands. The Tech Fund is a series of Columbia Funds Series Trust II, a Massachusetts business trust. Each director and executive officer of AFI, CMIA, Offshore Fund and Tech Fund is a United States citizen, except as otherwise listed in Schedule A.

Item 3. Source and Amount of Funds or Other Considerations

The shares of common stock purchased by the Offshore Fund and the Tech Fund were purchased with working capital in open market purchases. The aggregate purchase cost of the 1,791,045 shares of common stock beneficially owned by the Offshore Fund and the 2,319,150 shares of common stock beneficially owned by the Tech Fund are approximately $15,222,124.17 and $22,148,236.33 respectively, excluding brokerage commissions.

Item 4. Purpose of Transaction

The Offshore Fund and the Tech Fund each acquired the shares of Common Stock beneficially owned by it for investment purposes. The Offshore Fund and the Tech Fund expect to continually monitor and re-evaluate its investments in the shares of Common Stock, and each retains the right to acquire additional securities of the Issuer, to dispose of such securities of the Issuer at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the securities of the Issuer, to the extent deemed advisable in light of their general investment polices, market conditions or other factors.

Notwithstanding the foregoing, no Reporting Person has any present plan or proposal which would relate to or result in any matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a-b)

As of January 19, 2022, Offshore Fund beneficially owned 1,791,045 shares of common stock and Tech Fund beneficially owned 2,319,150 shares of common stock, which constitutes approximately 5.27% and 6.83% respectively of the common stock outstanding.[1]

CMIA does not directly own any shares of Common Stock of the Issuer. As the investment adviser of the Offshore Fund, the Tech Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own 7,046,784 shares of Common Stock held by the Offshore Fund, the Tech Fund and other clients of CMIA, which constitutes approximately 20.74% of the shares of Common Stock outstanding.

As the sole owner and parent company of CMIA and other entities, AFI may be deemed to beneficially own 7,048,834 shares of Common Stock, which constitutes approximately 20.75% of the shares of Common Stock outstanding.

To the knowledge of the Reporting Persons, as of January 19, 2022, no AFI or CMIA clients other than those listed above beneficially owned more than 5% of the shares of Common Stock outstanding.

Except as set forth in this Item 5(a-b), none of the Reporting Persons beneficially owns any shares of Common Stock.

[1]	All calculations are based upon 33,975,800 shares of common stock outstanding, as reported by the Issuer’s November 1, 2021 Form 10-Q quarterly report, as filed on November 4, 2021.

(c)	Schedule B annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d)

To the knowledge of the Reporting Persons, no persons other than those listed in Item 5(a-b) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit I    Joint Filing Agreement, dated January 21, 2022 by and among AFI, CMIA, the Offshore Fund and the Tech Fund.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Vice President, Co-Head of Global Operations

Columbia Management Investment
Advisers, LLC

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Vice President, Co-Head of Global Operations

Seligman Tech Spectrum Offshore Fund

By:	/s/ David Litton
Name: David Litton
Title: Director

Columbia Seligman Technology and Information Fund

By:	/s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Chief Financial Officer and Principal Financial Officer

Contact Information
Mark D. Braley
Vice President
Head of Reporting and Data Management | Global Operations and Investor Services
Telephone: (617) 747-0663